UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF
DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934.

Commission File Number 000-49742

THE BANK OF BERMUDA LIMITED
(Exact name of registrant as specified in its charter)

6 Front Street
Hamilton HM 11
Hamilton HM DX, Bermuda
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, par value Bermuda $1.00 per share
Stock Purchase Rights
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) Rule 12g-4(a)(1)(ii) Rule 12g-4(a)(2)(i) Rule 12g-4(a)(2)(ii)	[X] [ ] [X] [ ]	Rule 12h-3(b)(1)(i) Rule 12h-3(b)(1)(ii) Rule 12h-3(b)(2)(i) Rule 12h-3(b)(2)(ii) Rule 15d-6	[ ] [ ] [ ] [ ] [ ]

Approximate number of holders of record as of the certification or notice date:
Common Shares: 1*; Stock Purchase Rights:  0

Pursuant to the requirements of the Securities Exchange Act of 1934 The Bank of Bermuda Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 18, 2004

By:	/s/ Bruce Woolley

	Name: Title:	Bruce Woolley General Counsel

_______________
*For purposes of Rule 12g-4(a)(2)(i), there are no holders of record resident in the United States.